SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549


                               FORM U-6B-2

                       Certificate of Notification


Certificate is filed by:  Public Service Company of New Hampshire


     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities:

     Short-term notes (the "Notes") issued pursuant to Revolving
     Credit Agreement dated as of April 23, 1998 between the Company and a group of banks, including The Chase Manhattan Bank, Administrative Agent, secured by Series H First Mortgage Bonds and a pledge of accounts receivable.


2.   Issue, renewal or guaranty:

     Issue

3.   Principal amount of each security:

     Up to $75,000,000 aggregate principal amount

4.   Rate of interest per annum of each security:

     Variable, depending upon borrowing option and interest period chosen from time to time.

5.   Date of issue, renewal or guaranty of each security:

     Agreement dated as of April 23, 1998. Integrated transaction closing May 1, 1998.

6.   If renewal of security, give date of original issue:

     N/A

7.   Date of maturity of each security:

     The Revolving Credit Agreement expires on April 22, 1999

8. Name of the person to whom each security was issued, renewed or guaranteed:

 Bank                                Amount
----------------------------------------------------------------------

The Chase Manhattan Bank           $ 7,500,000.00
Bank of America National Trust
and Saving Association s           $ 6,666,666.66
Citibank, N.A.                     $ 6,666.666.66
Credit Lyonnais
 New York Branch                   $ 6,666,666.66
The Long-Term Credit Bank of
 Japan, Limited, New York Branch   $ 6,666,666.66
CIBC Inc.                          $ 6,666,666.66
Toronto Dominion (New York), Inc.  $ 6,666,666.66
Fleet National Bank                $ 3,333,333.34
The Fuji Bank, Limited, New
 York Branch                       $ 3,333,333.34
The Industrial Bank of Japan
 Trust Company                     $ 3,333,333.34
Mellon Bank, N.A.                  $ 3,333,333.34
The Nippon Credit Bank, LTD.       $ 3,333,333.34
Barclays Bank PLC                  $ 2,500,000.00
The First National Bank of
 Chicago                           $ 2,500,000.00
The Yasuda Trust and Banking
 Company, Limited, New York
 Branch                            $ 3,333,333.34
The First National Bank of Boston  $ 2,500,000.00


9.   Collateral given with each security, if any:

     Borrowings are secured by $75,000,000 Series H First Mortgage Bonds and a pledge of accounts receivable.

10.  Consideration received for each security:

     Principal amount of each Note (See Item 8 above).

11.  Application of proceeds of each security:

     To fund maturing first mortgage bonds and other working capital requirements.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.   the provisions contained in the first sentence of Section 6(b):

          Not applicable

     b.   the provisions contained in the fourth sentence of Section 6(b):

          Not applicable


     c. the provisions contained in any rule of the Commission other than Rule U-48:

                         X

13.  If the security or securities were exempt from the provisions of
     Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).)

     Not applicable

14.  If the security or securities are exempt from the provisions of
     Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable

15.  If the security or securities are exempt from the provisions of
     Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

     Rule 52


                        PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

                                 By   /s/ Catherine E. Shively
                                      Senior Counsel
                                      Public Service Company of New Hampshire
                                      Its Attorney

Date: May 11, 1998